# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Music Licensing, Inc., CIK 0001671132
CUSIP: 67075W504
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3811 AIRPORT PULLING ROAD NORTH, SUITE 203, NAPLES, Florida (FL), 34105
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001678612
Persons authorized to receive notices and communications: Glendon Hudson, 13524 Deer Creek Drive, Piedmont, Oklahoma (OK), 73078, 405-802-4427

## Reporting persons
- Glendon L. Hudson (CIK 0001678612): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 260; shared voting power 0; sole dispositive power 260; shared dispositive power 0; aggregate amount beneficially owned 260 (5.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Music Licensing, Inc.
Address of issuer's principal executive offices: 3811 AIRPORT PULLING ROAD NORTH, SUITE 203, NAPLES, Florida (FL), 34105

## Item 2. Identity and Background
Name of person filing: GLENDON L. HUDSON
Residence or business address:
13524 DEER CREEK DRIVE
PIEDMONT, OK 73078
Present principal occupation or employment: DIGITIZATION SPECIALIST - FEDERAL AVIATION ADMINISTRATION
Criminal convictions in the last five years: NONE OF THE REPORTING PERSONS HAVE BEEN CHARGED OR CONVICTED IN A CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.
Civil proceedings (securities laws) in the last five years: NONE OF THE REPORTING PERSONS HAVE BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTON DURING THE LAST FIVE YEARS WHERE SUCH A PERSON, AS RESULT OF SUCH PROCEEDING, WAS OR BECAME SUBJECT TO A JUDGEMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAW.
Citizenship: UNITED STATES OF AMERICA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: THE SECURITIES WERE PURCHASED WITH $5,356.50 OF MR. HUDSON'S PERSONAL FUNDS.

## Item 4. Purpose of Transaction
Purpose of transaction:
MR. HUDSON INTENDED TO FILE THIS SCHEDULE 13D PROMPTLY FOLLOWING THE ACQUISITION OF BENEFICIAL OWNERSHIP IN EXCESS OF FIVE PERCENT (5%) OF THE COMPANY'S OUTSTANDING COMMON STOCK. HOWEVER, ADMINISTRATIVE DELAYS RELATED TO OBTAINING EDGAR FILING CREDENTIALS, AS WELL AS DISRUPTIONS ASSOCIATED WITH A FEDERAL GOVERNMENT SHUTDOWN, IMPEDED MR. HUDSON'S ABIITY TO FILE WITHIN THE ANTICIPATED TIMEFRAME. THIS SCHEDULE 13D IS BEING FILED PROMPTLY UPON RESOLUTION OF THOSE ADMINISTRATIVE ISSUES AND RECEIPT OF THE NECESSARY FILING ACCESS.

THE SECURITIES OF THE ISSUER WERE ACQUIRED BY MR. HUDSON FOR INVESTMENT PURPOSES. MR. HUDSON WOULD VOTE AGAINST ANY FURTHER REVERSE SPLITS OR DILUTION.

MR. HUDSON ACQUIRED THE SECURITIES BASED UPON EVALUATION OF THE ISSUER'S BUSINESS POTENTIAL: FINANCIAL CONDITION, PROSPECTS, PUBLICLY AVAILABLE DISCLOSURES, MARKET CONDITIONS, AND OTHER FACTORS DEEMED RELEVANT. IN PARTICULAR, MR. HUDSON REVIEWED THE ISSUER'S PREVIOUSLY DISCLOSED FINANCIAL INFORMATION, INCLUDING AMOUNTS REPORTED AS ACCOUNTS RECEIVABLE, WHICH MR. HUDSON BELIEVED WARRANTED FURTHER UNDERSTANDING AND EVALUATION AS PART OF THE ISSUER'S OVERALL BUSINESS PROSPECTS.

MR. HUDSON MAY, FROM TIME TO TIME, SEEK ADDITIONAL INFORMATION FROM, OR ENGAGE IN DISCUSSIONS WITH, MANAGEMENT OF THE ISSUER REGARDING THE ISSUER'S BUSINESS, FINANCIAL DISCLOSURES, OR STRATEGIC DIRECTION, CONSISTENT WITH MR. HUDSON'S INVESTMENT OBJECTIVES.

MR. HUDSON MAY, FROM TIME TO TIME, INCREASE OR DECREASE BENEFICIAL OWNERSHIP OF THE ISSUER'S SECURITIES THROUGH OPEN MARKET TRANSACTIONS, DEPENDING UPON MARKET CONDITIONS, THE ISSUER'S PERFORMANCE AND PROSPECTS, AVAILABILITY OF SECURITIES AT PRICES MR. HUDSON DEEMS ATTRACTIVE, AND OTHER FACTORS, SUBJECT TO APPLCABLE LAWS AND REGULATIONS.

EXCEPT AS DESCRIBED HEREIN, MR. HUDSON DOES NOT PRESENTLY HAVE ANY PLANS OR PROPOSALS THAT WOULD RESULT IN ANY OF THE ACTIONS DESCRIBED IN CLAUSES (A) THROUGH (J) OF ITEM 4 OF SCHEDULE 13D. HOWEVER, THE REPORTING PERSON RESERVES THE RIGHT TO FORMULATE SUCH PLANS OR PROPOSALS IN THE FUTURE, SUBJECT TO APPLICABLE LAWS AND REGULATIONS.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: MR. HUDSON BENEFICIALLY OWNS 260 SHARES OF COMMON STOCK, WHICH IS 5.19% OF THE CLASS.
Number of shares as to which each person has sole or shared power to vote or dispose: MR. HUDSON HAS SOLE POWER TO VOTE AND TO DISPOSE OF THE 260 SHARES.
Transactions in the class effected during the past sixty days:
GLENDON HUDSON
21
$200 - PRICE AS OF SPLIT
12/21/25 - REVERSE SPLIT
CHARLES SCHWAB

GLENDON HUDSON
9
$2.00
01/05/2026
CHARLES SCHWAB

GLENDON HUDSON
100
$4.95
01/13/26
CHARLES SCHWAB

GLENDON HUDSON
130
$4.95
01/23/26
CHARLES SCHWAB
Other persons with the right to receive dividends or sale proceeds: NOT APPLICABLE.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NOT APPLICABLE.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NOT APPLICABLE.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: NOT APPLICABLE.

## Signatures
- Glendon L. Hudson: /s/ Glendon L. Hudson, GLENDON L. HUDSON (02/06/2026)